UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OPTEX SYSTEMS HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

68384X209
(CUSIP Number)

Dayton Judd
Sudbury Capital Fund, LP
136 Oak Trail
Coppell, TX 75019
972-304-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 68384X209
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Dayton Judd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 845,000 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 845,000 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 845,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 9.9% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 25,000 shares of Common Stock held indirectly by Mr. Judd through his SEP IRA; and (ii) 820,000 shares of Common Stock held by Sudbury Holdings, LLC.

(2)
Based on 8,523,804 shares of Common Stock outstanding as of August 26, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on August 31, 2021.

CUSIP No. 68384X209
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital Fund LP 38-3873725
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 820,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 820,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 820,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 9.6% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)
Based on 8,523,804 shares of Common Stock outstanding as of August 26, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on August 31, 2021.

CUSIP No. 68384X209
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 820,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 820,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 820,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 9.6% (1)
(14)	Type of Reporting Person (See Instructions) HC

(1)
Based on 8,523,804 shares of Common Stock outstanding as of August 26, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on August 31, 2021.

CUSIP No. 68384X209
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital GP, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 820,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 820,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 820,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 9.6% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)
Based on 8,523,804 shares of Common Stock outstanding as of August 26, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on August 31, 2021.

CUSIP No. 68384X209
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 820,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 820,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 820,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 9.6% (1)
(14)	Type of Reporting Person (See Instructions) IA

(1)
Based on 8,523,804 shares of Common Stock outstanding as of August 26, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on August 31, 2021.

Item 1. Security and Issuer

This Statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Optex Systems Holdings, Inc. (the "Company"). The principal executive offices of the Company are located at 1420 Presidential Drive, Richardson, TX 75081.

Item 2. Identity and Background

(a)
This Statement is filed by (i) Dayton Judd; (ii) Sudbury Capital Fund, LP, a Delaware limited partnership and pooled investment vehicle; (iii) Sudbury Holdings, LLC, a Texas limited liability company; (iv) Sudbury Capital Management, LLC, a Texas limited liability company and the Investment Adviser; and (v) Sudbury Capital GP, LP, a Texas limited partnership and the General Partner of the pooled investment vehicle.

Mr. Judd is the Managing Member of the Investment Advisor and Partner and Manager of the General Partner.

Each of the Fund, the General Partner, the Investment Advisor and Mr. Judd is referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a "group."

(b)
The address of the business office of Sudbury Capital Fund, LP, Sudbury Holdings, LLC, Sudbury Capital Management, LLC, Sudbury Capital GP, LP and Dayton Judd is 136 Oak Trail, Coppell, TX 75019.

(c)
The principal business of the Fund is serving as a private investment fund. The principal business of the General Partner is to provide investment advisory and management services to private investment funds, including the Fund. The General Partner has delegated the management of the Fund's investment program to the Investment Advisor. The principal business of the Investment Advisor is to provide investment advisory services, including to the Fund. The principal occupation of Mr. Judd is serving as investment manager and advisor to the Fund.

(d)
None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Mr. Judd is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein were acquired by the Reporting Persons with an aggregate purchase price of $1,231,640 by Sudbury Holdings, LLC, and $36,700 by Mr. Judd through his SEP IRA. Other than for those shares of Common Stock held indirectly by Mr. Judd through his SEP IRA, the source of funds used in purchasing the Company's securities was the working capital of the Fund.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or other Company securities, or dispose of some or all of the shares of Common Stock or other securities held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable subject to applicable securities law and regulations.

On August 26, 2021, Mr. Judd spoke with the Chairman & Chief Executive Officer of Optex Systems Holdings, Inc. and requested a seat on the Issuer's Board of Directors.

Other than as set forth in this Item 4, the Reporting Persons do not have any other present plan or proposal that would result in any of the actions described in paragraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right in the future to formulate plans and take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
Other than Mr. Judd, who beneficially owns an aggregate of 845,000 shares of Common Stock, representing approximately 9.9% of the Company's shares of Common Stock, each of the Reporting Persons beneficially own 820,000 shares of Common Stock, which represents approximately 9.6% percent of the Company's outstanding shares of Common Stock. The Fund directly holds the number and percentage of shares disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Other than the Fund and Mr. Judd, as disclosed in the applicable tables set forth on the cover page of this Statement, none of the other Reporting Persons directly hold any of the shares disclosed in this Statement.

Each percentage ownership of shares set forth in this Schedule 13D is based on 8,523,804 shares of Common Stock outstanding as of August 26, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on August 31, 2021.

The General Partner, as general partner to the Fund, and the Investment Advisor, as the investment manager to the Fund, may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. As principal of the General Partner and the Investment Advisor, Mr. Judd may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. Each of the General Partner, the Investment Advisor and Mr. Judd expressly disclaims beneficial ownership of the Fund's shares of Common Stock.

(b)
The Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. The General Partner, as the general partner of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. The Investment Advisor, as the investment manager of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. Mr. Judd, as principal of the General Partner and the Investment Advisor, may also be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund.

(c)
The transactions effected by each of the Reporting Persons during the 60 days prior to the date of this Schedule 13D are set forth in Schedule A.

(d)
Not applicable.

(e)
Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3 and 4 hereof is hereby incorporated herein by reference. Other than as described in Items 2, 3, and 4 hereof, there are no other contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of the issuer.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURES

Date: September 7, 2021	By:	/s/ Dayton Judd
Dayton Judd
Date: September 7, 2021	Sudbury Capital Fund, LP

	By:	/s/ Dayton Judd Name: Dayton Judd Title: Member of the General Partner of the General Partner of Sudbury Capital Fund, LP

Date: September 7, 2021	Sudbury Holdings, LLC

	By:	/s/ Dayton Judd Name: Dayton Judd Title: Sole Member

Date: September 7, 2021	Sudbury Capital GP, LP

	By:	/s/ Dayton Judd Name: Dayton Judd Title: Member of the General Partner of Sudbury Capital GP, LP

Date: September 7, 2021	Sudbury Capital Management, LLC

	By:	/s/ Dayton Judd Name: Dayton Judd Title: Managing Member

SCHEDULE A

Transactions in Common Stock by Sudbury Holdings, LLC

Date	Number of Shares of Common Stock Purchased	Purchase Price Per Share of Common Stock (1)
7/9/2021	5,900	$ 1.508
7/12/2021	7,070	$ 1.532
7/19/2021	5,149	$ 1.515
7/20/2021	6,400	$ 1.525
7/23/2021	3,795	$ 1.510
7/26/2021	20,717	$ 1.509
7/27/2021	21,550	$ 1.524
7/28/2021	17,935	$ 1.511
8/25/2021	70,208	$ 1.496
8/26/2021	544,136	$ 1.496
8/27/2021	19,300	$ 1.521
9/2/2021	20,665	$ 1.601
9/3/2021	11,754	$ 1.673

(1)
Each transaction was effected by a broker in the open market and is inclusive of commissions.